Exhibit 99.64

4

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 16, 2020

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: AKUMIN INC.

We are pleased to confirm that copies of the following proxy-related materials were mailed on April 15, 2020 to the Registered Securityholders and the Non-Objecting Beneficial Owners (“NOBO”), Auditor and Directors:

1 Proxy with Request for Financial Statements—Registered Securityholders, Auditor & Directors

2 Voting Instruction Form with Request for Financial Statements—NOBOs

3 Notice of Meeting and Management Information Circular

4 Proxy Return Envelope—Registered Securityholders & NOBOs

Yours truly,

TSX Trust Company

“Rosa Garofalo”

Senior Relationship Manager

Rosa.Garofalo@tmx.com

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